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                              August 3, 2023

       Jianfei Zhang
       Chief Executive Officer and Chairman of the Board of Directors Pheton Holdings Ltd
       Room 306, NET Building,
       Hong Jun Ying South Road, Chaoyang District,
       Beijing, China

                                                        Re: Pheton Holdings Ltd
                                                            Draft Registration
Statement on Form F-1/A
                                                            Submitted July 7,
2023
                                                            CIK No. 0001970544

       Dear Jianfei Zhang:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1/A

       Cover Page

   1. You disclose that each Class A ordinary share is entitled to one (1) vote, and each Class B ordinary share is
entitled to twenty (20) votes and will be convertible into one Class A ordinary share. Please
revise to disclose that you have a dual class structure and identify the holder of the Class
B ordinary shares.
   2. We note the disclosure that Pheton Holdings Ltd directly holds equity interests in its subsidiaries, and does
not operate any business through a variable interest entity (   VIE   ).
                                                        You further note that
the Chinese regulatory authorities could disallow your operating
 Jianfei Zhang
FirstName   LastNameJianfei Zhang
Pheton Holdings  Ltd
Comapany
August      NamePheton Holdings Ltd
        3, 2023
August
Page  2 3, 2023 Page 2
FirstName LastName
         structure, which would likely result in a material change in your operations. Please revise to further clarify that while your current corporate structure is not a VIE structure, if the
         PRC laws and regulations were to change in the future, such changes may result in adverse changes in your operations and your Class A ordinary shares may decline significantly in value.
3. Please revise to discuss the current status of your compliance with the CSRC approval process, and disclose whether the offering is contingent upon receipt of approval from the
         CSRC. Please also add a risk factor discussing the risks related to compliance or noncompliance with the Trial Measures, including that the CSRC may not approve the filing, as well as the potential impact on your business and the securities in this offering.
Prospectus Summary
Overview, page 2

4.       We note the disclosure that Beijing Feitian   s operations include the
sales of Medical
         Auxiliary Supplies, such as printed 3D molds, seed implant needles, computer workstations, etc., and the sales of FTTPS-related technical advisories or provisions of consulting services. Please revise to clarify, if true, that you do not manufacture these referenced products and that you consider the sales of FTTPS to be your main business. We note disclosure on page 62.
5. Please revise to further describe the "massive market opportunity" or remove such disclosure.
6. Please revise the second-to-last bulleted point on page 1 by clarifying that Beijing Feitian currently generates all of its revenues in China.
7. We note the disclosure that you hope to expand in Vietnam and that Beijing Feitian is preparing for the notarization of the Export Certificate and medical device licenses in
         accordance with the requirements of Vietnam   s import policy. Please
revise to disclose
         any agreements in place for such expansion into the Vietnam market. If you do not have any definitive agreements in place, please make that clear.
Prospectus Summary
Recent PRC Regulatory Developments, page 3

8. We note your disclosure discussing the CSRC Overseas Listing Trial Measures which became effective on March 31, 2023. We also note your disclosures on page 103-104 about what constitutes an explicitly prohibited offering and what constitutes an indirect overseas offering. Please expand your disclosure here to reflect the same criteria mentioned on pages 103-104 as to what constitutes an explicitly prohibited overseas offering and what constitutes an indirect overseas offering. Additionally, please disclose how this would subject you to additional compliance requirements in the future, such as with respect to subsequent offerings you may conduct or otherwise. Jianfei Zhang
Pheton Holdings Ltd
August 3, 2023
Page 3
Summary Risk Factors , page 5

9. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the
         Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Impact of the COVID-19 Pandemic on Our Operations and Financial Performance, page 10

10. We note the disclosure that for the years ended December 31, 2021 and 2022, your financial conditions and results of operations have been adversely affected by the COVID-
         19 pandemic. Please revise to clarify that due to the COVID-19 pandemic, the sales volume of FTTPS experienced a decline for the fiscal year ended December 31, 2022.
Risk Factors, page 11

11. Please include risk factor disclosure if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.
12.      We note your disclosure on the cover page that this offering is
conditioned upon Nasdaq   s
         final approval of your listing application. Please include risk factor disclosure addressing satisfying the listing requirements and other rules of Nasdaq Stock Market.
Beijing Feitian has not made adequate social insurance and housing fund contributions..., page
18

13. Please tell us how you have accounted for required contributions to social insurance and housing funds for employees required by PRC regulations. Tell us whether the amounts
FirstName LastNameJianfei Zhang
       due have been accrued as a liability as of each balance sheet date. Please tell us your
Comapany    NamePheton
       estimate           Holdings
                 of the amount      Ltdfees or range of amounts and your
consideration of the need
                               of late
Augustfor  loss contingency
        3, 2023  Page 3     disclosures under ASC 450-20-50.
FirstName LastName
 Jianfei Zhang
FirstName   LastNameJianfei Zhang
Pheton Holdings  Ltd
Comapany
August      NamePheton Holdings Ltd
        3, 2023
August
Page  4 3, 2023 Page 4
FirstName LastName
Beijing Feitian faces the risk of fluctuations in the cost, availability, page
34

14. We note the disclosure that Beijing Feitian has established long-standing cooperative relationships with many suppliers, who provide favorable pricing for certain supplies.
         Please revise to disclose that your suppliers are located in China and clarify whether you are substantially dependent upon any of your key suppliers. We note disclosure on page
         95.
We are an emerging growth company within the meaning of the Securities Act..., page 49

15. We note your disclosure that you have elected to take advantage of the benefits of the extended transition period for complying with new or revised accounting standards under
         Section 102(b)(1). Please also include risk factor disclosure explaining that the election allows for the delay of the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies and that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates with similar disclosure.
Use of Proceeds, page 54

16. Please revise this section to provide more specific detail regarding the use of the proceeds to be allocated for research and development, including if it will be used for your proprietary product FTTPS. Please also include the order of priority of such purposes given, and if applicable as well, the amount and sources of other funds needed. If the proceeds are being used directly or indirectly to acquire assets, other than in the ordinary course of business, briefly describe the assets and their cost. If the assets will be acquired from affiliates of the company or their associates, disclose the persons from whom they will be acquired and how the cost to the company will be determined. Refer to Item 3.C.
         of Form 20-F.
Capitalization, page 56

17. The third bullet indicates that you are also presenting pro forma as adjusted basis amounts, which your table below does not indicate. The third bullet also indicates that you have outstanding preferred shares, which it does not appear that you do as of December 31,
         2022. Please revise your disclosures as necessary.
 Jianfei Zhang
FirstName   LastNameJianfei Zhang
Pheton Holdings  Ltd
Comapany
August      NamePheton Holdings Ltd
        3, 2023
August
Page  5 3, 2023 Page 5
FirstName LastName
Enforceability of Civil Liabilities, page 58

18. We note that your principal office and majority of your officers and directors are located in the People's Republic of China. Please expand your disclosure to also address the ability to effect service of process, to enforce judgments obtained in U.S. courts against foreign persons, and the investor's ability to bring an original action in an appropriate foreign court to enforce liabilities against the officers or directors based upon the U.S.
         Federal securities laws.
Corporate History and Structure, page 60

19. We note disclosure on your cover page that you will apply to have your Class A ordinary shares listed on the Nasdaq Stock Market and that the closing of this offering is
         conditioned upon Nasdaq   s final approval of our listing application.
Please update your
         disclosure in this section in this regard.
Comparison of Fiscal Years Ended December 31, 2021 and 2022, page 64

20. Your discussion of the fluctuation of revenue from sales of FTTPS discusses reduced sales volume offset by an increase in average contract prices due to additional personalized services. Please quantify the impact of these offsetting underlying factors.
Management's Discussion and Analysis
Liquidity and Capital Resources, page 66

21. We note that you believe that the current cash and cash flows generated from Beijing
         Feitian   s future operating activities will be sufficient to meet
your working capital needs
         for the next 12 months from the date the audited financial statements were issued. Given the significant decrease in cash from $136,750 at December 31, 2021 to $72,288 at
         December 31, 2022 as well as cash used rather than generated from operations of
         $116 million during the year ended December 31, 2022, please expand your disclosures to further identify sources of liquidity and your basis for making this assertion.
Cash Flow Analysis, page 67

22. We note that your accounts receivable balance increased by approximately 114% from
         December 31, 2021 to December 31, 2022. We further note that the balance due from the top two customers at December 31, 2022 accounted for approximately 47% and 38% of your accounts receivable. This increase in accounts receivables also appears to be a significant factor as to why you recorded net cash used in operating activities of
         $116 million. In this regard, please expand your disclosures to address the reasons for this significant increase in accounts receivable as well as how you determined your allowance for doubtful accounts was appropriate. Refer to Item 5 of of the Form 20-F.
 Jianfei Zhang
FirstName   LastNameJianfei Zhang
Pheton Holdings  Ltd
Comapany
August      NamePheton Holdings Ltd
        3, 2023
August
Page  6 3, 2023 Page 6
FirstName LastName
Critical Accounting Policies and Estimates, page 67

23.      You indicate your critical accounting policies and practices include:
(i) revenue
         recognition; (ii) operating leases; (iii) income taxes; and (iv) fair value measurements.
         However, you only provide a discussion of policies related to estimated cost of assurance-
         type warranty, allowance for credit losses, and taxation. Please revise your disclosures as necessary.
Market Trends and Opportunities, page 85

24. Where you refer to amounts in renminbi (RMB), please also include U.S. Dollars. We note disclosure on page 86.
Manufacturing and Supply, page 94

25. We note your disclosure that your FTTPS software is either burned onto a CD or it installed into computer workstations. Please disclose the percentage of FTTPS software that is burned on CDs and the percentage that are installed into computer workstations.
Principal Shareholders, page 114

26. Please revise your disclosure here to include any significant change in the percentage ownership held by any major shareholders during the past three year. Refer to Item
         7.A.1.(b) of Form 20-F.
Consolidated Statements of Income and Comprehensive Income, page F-4

27. We note other income, net, is material to income before income taxes. For example during the year ended December 31, 2022, other income, net represents approximately 61% of income before income taxes. In this regard, please consider separately breaking out the significant components of this amount on the face of the financial statement or in the notes to the financial statements. We also remind you that ASC 835-20-50-1 requires disclosure of the amount of interest expense incurred each period.
Note 2. Summary of Significant Accounting Policies, page F-7

28. Given that deferred offering costs represents approximately 32% of your total assets at
         December 31, 2022, please disclose your accounting policy related to these costs.
Revenue Recognition, page F-10

29. In regards to your revenue recognition policy related to the sales of FTTPS, please address the following:
             The FTTPS sales contracts require you to provide core software, a set of hardware as peripherals to operate the software, and related services. Please help us better understand the nature of each of these components of the FTTPS sales contracts.
              Please specifically address the period over which these items are provided to the
 Jianfei Zhang
Pheton Holdings Ltd
August 3, 2023
Page 7
              customer. In regard to the software component, please address whether any upgrades, updates, or technical support are also provided and the terms of these if applicable.
                Please provide us with a summary of your analysis which led you to determine that you have a single performance obligation pursuant to ASC 606-10-25-19 through 25-
              22; and
                Please tell us how you determined revenue from sales of FTTPS should be recognized at point in time based on the guidance in ASC 606-10-25-30.
Exhibits

30. Please file your lease agreements as an exhibit to your registration statement. We note your disclosure on page 98. Alternatively, advise us why the agreement is not material and required to be filed.
General

31. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
32. We note your website states "many products in the industry dominance, such as our company's production of radiation implant therapy three-dimensional planning system, in the domestic excellent position, market share has reached more than 80%." We also note your disclosure on page 96 that states "Beijing Feitian holds a market share of 60.2% in terms of the total number of installed brachytherapy TPS in the market." Please disclose the measurement period and reconcile these statements or advise.
33. We note your website states "Beijing Feitian Zhaoye Technology Co., Ltd. is a high-tech enterprise focusing on the R&D and manufacturing of high-tech medical devices and
FirstName LastNameJianfei Zhang
       application software." We also note disclosure throughout your registration statement that
Comapany   NamePheton
       you do  not engageHoldings   Ltd
                           in manufacturing itself, but purchase the medical
products from third-
       party suppliers
August 3, 2023 Page 7  instead. Please reconcile these two statements or advise.
FirstName LastName
 Jianfei Zhang
FirstName   LastNameJianfei Zhang
Pheton Holdings  Ltd
Comapany
August      NamePheton Holdings Ltd
        3, 2023
August
Page  8 3, 2023 Page 8
FirstName LastName
       You may contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:      Ying Li, Esq